Exhibit 99.1

PRESS RELEASE

Brenmiller Energy Completes Construction of its First Commercial Scale Boiler Replacement Project, Advancing 360BNRG Strategy

Tel Aviv, Israel – March 2, 2026 – Brenmiller Energy Ltd. (NASDAQ: BNRG) (the “Company”, “Brenmiller” or “Brenmiller Energy”), a global provider of thermal energy storage (“TES”) solutions for industrial decarbonization, today announced the completion of construction of its flagship project for Tempo Beverages Ltd. (“Tempo”), and the initiation of start-up and commissioning of the 32 MWh bGen TES system.

Tempo represents a major commercial milestone for Brenmiller, marking the Company’s first large scale industrial TES deployment designed to fully replace 100% of on-site fossil boiler-based steam production. Upon achieving successful commissioning and operational validation, the system is intended to enable the phased elimination of the site’s existing fossil fuel boilers as the primary source of steam generation.

With the completion of the mechanical and electrical installation of the 32MWh bGen TES system and the integration with the facility’s steam network, the project is now beginning system charging, functional validation, steam output testing and operational optimization to verify readiness for full scale operation.

Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy, commented: “Tempo is designed to fully replace fossil fuel boilers as the primary steam source at an operating industrial facility. Replacing 100% of boiler capacity requires a different level of performance and accountability than supplementing it. Start-up and commissioning are about proving reliability and operational consistency under real industrial conditions. This is what enables scale.”

Tempo also serves as a strategic reference project within Brenmiller’s 360BNRG framework. The Company’s bGen™ technology, when integrated with renewable generation and energy optimization capabilities, enables a range of potential commercial structures, including the evaluation of opportunities to participate in asset ownership or long-term operating frameworks. This integrated approach is designed to provide comprehensive customer solutions, enhance financial structuring flexibility, and support the development of potential additional recurring revenue streams, subject to project specific considerations and market conditions.

About the Tempo Project

The Tempo Project is Brenmiller’s flagship industrial deployment and a major milestone in the Company’s transition from technology development to scaled commercial execution.

The project includes a 32-megawatt hour TES installation engineered to supply continuous industrial process steam and fully replace 100% of the site’s fossil fuel boiler-based heat production following validation. The system is expected to eliminate approximately 6,200 tons of CO2 annually.

Tempo represents the culmination of more than 15 years of technology development and is intended to serve as a full-scale industrial reference site and a validated template for repeatable global deployment of Brenmiller’s TES solutions.

About Brenmiller Energy

Brenmiller Energy (NASDAQ:BNRG) provides TES solutions that enable industrial and utility customers to decarbonize heat, improve energy flexibility, and integrate renewable electricity. The Company's bGen™ systems convert electricity into dispatchable industrial heat, supporting electrification and emissions reduction across a range of applications.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the start-up and commissioning of the Tempo project, expected performance and operational validation, the timing and ability to replace fossil fuel boilers, expected emissions reductions, the Tempo project supporting the Company’s transition towards recurring revenue generation, the Company’s strategy and plans, including the 360BNRG strategy, that bGen™ technology may enable various commercial structures, and the Company’s future potential additional recurring revenue streams. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of the Company’s products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2025, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact: investors@bren-energy.com